October 13, 2005

Mail Stop 3651

 BY U.S. Mail and Facsimile [ (914) 701 - 8081 ]

 Mr. Jeffrey H. Erickson
   President and Chief Executive Officer
 ATLAS AIR WORLDWIDE HOLDINGS, INC.
 2000 Westchester Avenue
 Purchase, New York  10577

 	Re:	Atlas Air Worldwide Holdings, Inc.
 		Form 10-K for Fiscal Year Ended December 31, 2004
 		Filed June 30, 2005
 		File No. 1-16545

Dear Mr. Erickson:

	We have reviewed the above referenced filing based upon an examination restricted solely to considerations of Selected Financial
Data, Management`s Discussion and Analysis, and the Financial Statements and have the following comments. Where indicated, we think you should revise your documents in response to these comments in future filings with us. Please confirm that such comments will be complied with. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing the information, we may or may not raise additional comments.

	Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp," within 15 business days of the date of this letter.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




FORM 10-K (Fiscal Year Ended December 31, 2004)

Late Filing of Exchange Act Reports

1. We note your December 31, 2004 Annual Report on Form 10-K and the fiscal 2004 Quarterly Reports on Form 10-Q were not timely filed within the time period required by such reports. We also note that your Quarterly Reports on Form 10-Q for the quarters ended March 31,
2005 and June 30, 2005 have not been filed. Please note that you will not be eligible to use Form S-3 to register securities under the
Securities Act of 1933, until you have timely filed all reports required to be filed during the twelve calendar months and portion of a month preceding the filing of the Form S-3. See General Instruction I.A.3 to the Form S-3.

Selected Financial Data, page 28

2. We note you only included 3 full fiscal years of selected financial data rather than the required 5 fiscal years (or for the life of the Company, if less), pursuant to Item 301 of Regulation
S-
K.  Please revise.

Management`s Discussion and Analysis, page 29

Results of Operations

3. We note your disclosure of reasons why "Segment" results of operations are not presented for the comparison period 2004 versus 2003; in future filings, for the 2004 period, please include a narrative discussion of your segment profitability measures separately for the "Successor" 2004 period and the "Predecessor" 2004 period, similar to your tabular disclosure in Note 15 to the audited financial statements. Alternatively, please supplementally explain why these disclosures would not be meaningful to investors.

Consolidated Results, page 34

4. Please quantify and disclose the impact upon revenue of fuel surcharge revenue received each period.

Financial Statements

Consolidated Statements of Stockholders` Equity, page 53

5. We note the relative significance of the restatement to the predecessor company balances at December 31, 2001, as previously reported. Supplementally identify any previously filed document that described and quantified these restatements. Alternatively, please provide the information supplementally and explain why you have not included these disclosures in this document. In addition, please advise whether and when you plan to file all of your historical periodic reports. We may have further comments upon review of your responses.

Note 3. Reorganization and Fresh-Start Accounting, page 56

6. When fresh-start reporting is adopted the notes to the financial statements should disclose significant matters relating to the determination of reorganization value such as those specified in paragraph 39 of SOP 90-7. Please provide this information to us supplementally and in detail or indicate the location of these disclosures in the financial statement footnotes. Similar disclosures should be provided under your discussion of Critical Accounting Policies and Estimates in MD&A. We may have further comments upon review of your response.

Item 9A. Controls and Procedures, page 92

7. Specifically disclose the conclusions of your Chief Executive Officer and Chief Financial Officer, as to whether your disclosure controls and procedures were effective or ineffective as of the end of the period covered by your report, based on the evaluation of these controls and procedures. See Item 307 of Regulation S-K. Your current disclosure does not provide a specific statement to this effect.

FORM 8-K for September 26, 2005

8. We may have comments on your interim financial statements when the quarterly reports are filed.

Other

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

			In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing

      You may contact Ms. Beverly A. Singleton at (202) 551-3328, Staff Accountant, or Ms. Margery Reich at (202) 551-3347, Senior Staff Accountant, if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202)
551-3211 with any other questions.

      Sincerely,



								David R. Humphrey
								Accounting Branch Chief


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Jeffrey H. Erickson
Atlas Worldwide Holdings, Inc.
October 13, 2005
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